TRYON ALPHA, INC. LETTERHEAD

September 2, 2010

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549-7010
Attn:      Brian K. Bhandari
Ethan Horowitz

Re:         Tryon Alpha, Inc.
Item 4.01 Form 8-K/A
Filed August 27, 2010
Item 4.01 Form 8-K/A
Filed August 30, 2010
File No. 000-53139

Ladies and Gentlemen:

This letter sets forth the responses of Tryon Alpha, Inc. (“we,” “us,” “our,” or the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 31, 2010 (the "Comment Letter") concerning an Amendment to the Company’s Item 4.01 Form 8-K/A as filed with the Commission on August 26, 2010 (“8-K/A2”) and an Item 4.01 8-K/A filed with the Commission using the Company’s CIK number by an issuer other than the Company on August 27, 2010.  We respectfully call your attention to the dates for the above-referenced filings as set forth in the caption of the Comment Letter.  The EDGAR information available to us indicates that the reports in question were filed on August 26 2010, in the case of the Form 8-K/A, and August 27, 2010, in the case of the Form 8-K.  In view of this information, we are using these dates throughout this correspondence.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.  For your convenience, we have set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it.  In addition, we are providing the staff with a copy of 8-K/A3 marked to show all changes made to 8-K/A2 in response to the staff’s comments.

Form 8-K/A Filed August 27, 2010

1. Please revise the cover page of your Item 4.01 Form 8-K to refer to the correct file number (i.e., 000-53139).

Response:

We advise the staff that we have made the change on the cover page to refer to the Company’s correct file number, as requested by this comment.
2. We note that your disclosure makes reference to your financial statements for the fiscal years ended December 31, 2009 and 2008.  However, it appears that you have a March 31 fiscal year end.  Please revise your disclosure to make reference to the appropriate period (i.e., financial statements for the fiscal years ended March 31, 2010 and 2009).

Response:

We advise the staff that we revised the 8-K/A3 throughout the report to indicate that the Company’s fiscal year is March 31.

3.           Please file an updated letter from your former independent accountant as Exhibit 16 to your amended Form 8-K filing.  This letter should reflect their agreement or disagreement with the disclosure in your amended filing.  Refer to Item 304(a)(3) of Regulation S-K.

Response:

We advise the staff that we have filed a letter from our former independent accountant in conformity with Item 304(a)(3) of Regulation S-K dated September 2, 2010 as Exhibit 16 to Form 8-K/A3.

4.           As noted in our previous comment letter, you may not include the audit reports of Traci J. Anderson, CPA in your filings with the Commission as it is no longer registered with the PCAOB.  If Traci J. Anderson, CPA audited a year that you are required to include in your next form 10-K, you should have a firm that is registered with the PCAOB re-audit that year.  Please tell us how you intend to address the re-audit of your March 31, 2010 financial statements.

               Response:

We confirm to the staff that the Company will cause all financial statements that were audited by Traci J. Anderson, CPA (“TJA”) that are required to be filed in the reports and other documents the Company will file with the Commission after the date TJA’s registration was revoked by the PCAOB to be re-audited by our new registered accounting firm.

We had previously provided the foregoing information in a correspondence addressed to the Commission dated August 23, 2010 (in response to the Staff’s letter to the Company dated August 23, 2010) that we have since learned was not uploaded by the EDGAR filing agent.  Please see our response to comment 5, below for a further discussion of issues with our filing agent.

Form 8-K Filed August 30, 2010

5.           We note that you filed an Item 4.01 8-K on August 27, 2010 regarding a change in your independent accountant. However, the information provided does not appear to be consistent with the disclosure in your previously filed Item 4.01 8-K (e.g., the date on which your former accountant was dismissed). In addition, it appears that reference is made to Bonanza One, Inc. on the cover page and in the Exhibit 16 letter provided by your independent accountant. Please advise.

Response:

The Form 8-K filed under the Company’s filer codes on August 27, 2010 was filed in error by the EDGAR filing agent without our knowledge or consent and does not relate to our Company in any way.

We have transmitted electronically a letter to Chief of CFIT, a copy of which also is being uploaded to our EDGAR page as correspondence, describing the circumstances and requesting that the report be removed from our list of filings.

Please note that we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to contact the undersigned at (704) 202-5148 or William P. Ruffa, Esq. at 212-355-0606.

Very truly yours,
TRYON ALPHA, INC.

By: /s/ Mercer Cauley
                                                                                 Mercer Cauley, President